June 9, 2006

Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
865 South Figueroa Street, Suite 3500
Los Angeles, California 90017

Re: **CB Richard Ellis Realty Trust**
          Amendment No. 2 to Form S-11
          Filed on May 11, 2006
          File No. 333-127405

Dear Mr. Cuneo:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We have considered your response to comment 4 in your response letter dated October 27, 2005. By virtue of the continuous offering of shares, the share redemption program would violate Regulation M and therefore would necessitate a request for exemptive relief. Although we have granted exemptive requests in the past for situations similar to the current offering, you do still need to submit a request for exemptive relief as you cannot rely upon the past petitions for exemptive relief.

2.   We note in your response to comment 33 that Robert A. Zerbst purchased an aggregate of 12,326 of your common shares from CBRE Investors in January 2005, January 2006 and April 2006. In this connection we note from your response to comment 36 that your sponsor has an arrangement with its senior executives to require them to purchase investments made by the sponsor, including its investment in the issuer.   Please tell us whether there have been any sales by your sponsor of your common shares to its senior executive officers, other than to Mr. Zerbst, and if so the dates of such sales, the persons to whom they were sold and the consideration received. Further, please provide us with an analysis of why the Sponsor ought not to be considered to be an underwriter and why this private offering of your shares should not be integrated with this offering.

 Cover Page

3.   On page 78, you note that an "affiliate of the Dealer Manager intends to purchase 80,645 of our common shares for $9.30 per share pursuant to this offering." Please provide us with your analysis as to when the offer was made to the Dealer Manager, whether there is an agreement to sell the shares to such affiliate and explain to us your treatment of such proceeds in the proceeds table. In this connection, please tell us whether this arrangement is reflected in the dealer manager agreement.

4.   Please revise to strike the caption "CNL Securities Corp Dealer Manager" at the bottom of this section as this is not a firm commitment offering.

5.   We note your statement that "your subscription funds will be deposited in an interest-bearing account with [ ], the escrow agent, and will be held in trust for your benefit, pending release to us." Because there is no minimum offering amount such that funds in an interest bearing account would be returned with interest upon the failure to reach the minimum, please explain the import of this statement or revise.

6.   We note your statement that an initial investment is $5,000 unless discounts apply. Please revise here and on page 12 to explain the nature of the discounts and who is entitled to them.

7.   Please revise the conflicts risk factor here and throughout to explain that you will have a sub-advisory agreement with an affiliate of the Dealer Manager.

8.   Please revise the risk factors here and throughout, as well as the disclosure on page 12 in answer to the question about how investors may sell shares, to include the risk that shareholders may not redeem their shares unless they continue to hold at least $5,000 in shares after such redemption.

Who is CBRE Advisors, LLC, page 2

9.   We reissue comment 7 in part. Please revise this discussion of your Advisor to briefly explain how you are affiliated with your Advisor.

10.   You state that the "Investment Advisor will receive advisory services relating to real estate acquisitions, property management and communications with existing investors from CNL Fund Management Company, an affiliate of the Dealer Manager, pursuant to a sub-advisory agreement." Please revise here, the fee tables and throughout to disclose the nature of the affiliated relationship between the sub-advisor and the Dealer Manager, the amount of fees to the sub-advisor and whether these fees will be included in the fees that you will pay to the Advisor.   With respect to the disclosure in the fee tables, please include a separate heading in the fee tables for this arrangement. Further, please file a copy of the sub-advisory agreement as an Exhibit.

What is the current ownership structure of CBRE REIT and its affiliates, page 7

11.   Please revise the chart to reflect the information in the footnotes. For example, please revise to provide separate boxes for CNL Fund Management, CNL Securities Corp., and to reflect the ownership of 100% of the Class B and Class C partnership interests by Holdings.

What are the fees that you will pay to the Investment Advisor and its affiliates in connection with this offering?, page 9

12.   We note your responses to comments 13 and 14 and reissue that part of the comments that requested that you include in the table the fees that may be paid to CB Richard Ellis and its affiliates, identifying each such affiliate. In light of your revision to delete the statement that "none of the compensation which the Investment Advisor and its affiliates receives relates to the developmental or acquisition stage of CBRE REIT," please move the disclosure preceding the table regarding fees that have been and may be paid to affiliates to include such disclosure in the table and to specifically identify the affiliates that have provided and may provide property management, leasing and construction services and loan originations.

Risk Factors, page 14

We pay substantial fees and expenses to the Investment Advisor, its affiliates and the Dealer Manager, which payments increase the risk that you will not earn a profit on your investment, page 15

13.   Please revise to note that there is only one class B and one class C limited partnership interest outstanding, the identity of the holder as REIT Holdings and that your sponsor owns 75% of REIT Holdings and an affiliate of your dealer manager holds the remainder.

We could become more highly leveraged, page 24

14.   We reissue comment 18. Please revise this section to disclose your outstanding indebtedness and the percentage of your net assets that such amount represents.

We may be subject to tax on our undistributed net taxable income or be forced to borrow funds to make distributions required to qualify as a REIT, page 27

15.   We note your disclosure here that you may be forced to borrow funds to make distributions required to qualify as a REIT and your disclosure on page 19 that you may not have sufficient cash available to pay dividends. Please revise to disclose whether you may borrow funds or use offering proceeds to make distributions beyond that required by the REIT rules.

Distribution Policy, page 32

16.   Please revise your disclosure to note the source of all of your distributions.

Dilution, page 33

17.   On page 78, you note that an "affiliate of the Dealer Manager intends to purchase 80,645 of our common shares for $9.30 per share pursuant to this offering." Please revise the dilution table to note these shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operation, page 40

18.   Please include a discussion of your results of operations in accordance with Item 303 of Regulation S-K.

19.   You state that as of December 31, 2005 you had acquired four properties, however, you only list three of those properties. Please revise your disclosure to list the fourth property.

Prior Performance Summary, page 44

20.   We note your response to comment 25. Please revise this section to note that the distributions exceeded cumulative period operations, sales, and refinancings for Strategic Partners II in 2003, that the distributions represent a return of capital, and to note the source of the distribution in excess of operations, sales, and refinancings. Also, please revise your disclosure to note that all other distributions which exceeded current period

operations, sales, and refinancings were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed.

21. We note from the revised disclosure on page 48 that no commissions were paid in connection with the prior programs because they were "private real estate investment funds specifically designed for institutional pension fund investors to take substantial ownership interests in each fund they invested in." Please tell us the structure of the prior programs, that is, were they structured as limited partnerships or pursuant to investment management agreements, and whether investors had authority to review or approve investments or property sales. In order to determine whether these programs are programs in which the sponsor raised funds from passive investors and are therefore the type of programs contemplated to be disclosed in the prior performance tables, please provide us with a copy of any management agreements and partnership agreements.

Real Estate Investments, page 66

22. On page 1, you state that as of the date of this prospectus you own seven properties. On page 40, you state that as of December 31, 2005 you had acquired four properties. In this section you state as of December 31, 2005 you had three properties and on page 68 you state that on January 9, 2006 you purchased another property for a total of four properties. Please reconcile these disclosures.

Recent Developments, page 68

23. Please strike this section and include the disclosure regarding these properties in the Real Estate Investments section beginning on page 66, including information required by Items 14, 15 and 16 of Form S-11.

The Sub-advisory Agreement, page 72

24. You state that the "Subadvisor and its affiliates will be paid fees in connection with services provided to the Investment Advisor." Please revise to note the amount of the fees that will be paid to the Subadvisor and to note who will be responsible for paying those fees. Also, please note if these fees are included in the fees that you will pay to the Investment Advisor.

Ownership by Affiliates of the Dealer Manager and the Subadvisor, page 78

25. On page 78, you note that an "affiliate of the Dealer Manager intends to purchase 80,645 of our common shares for $9.30 per share pursuant to this offering." Please revise your disclosure to identify the affiliate of your Dealer Manager.

Affiliated Service Providers, page 79

26.   We reissue comment 35 in part. Please revise to disclose whether there is currently an affiliate of CB Richard Ellis that performs acquisitions, dispositions, leasing, property management, construction supervision, and mortgage banking services or if CB Richard Ellis or its affiliates have plans to form such an entity.

Description of Shares, page 83

27.   Please revise to include disclosure about each of the Class A, B and C limited partnership interests of the Operating Partnership.

Transfer Restrictions, page 84

28.   We note your response to comment 36. Please revise to note the terms of the arrangement CBRE Investors has with its senior executives to purchase investments made by CBRE Investors.

Share Redemption Program, page 86

29.   Please revise to clarify whether in the case of death, permanent disability or bankruptcy of a shareholder the requirement to hold at least $5,000 after redemption will apply.

The Operating Partnership Agreement, page 95

30.   We note your response to comment 38. Please revise this section to disclose the purchase price paid for the class A units.

Purchases Net of Selling Commissions and the Marketing Support Fee, page 121

31.   Please revise to disclose whether there is a limit on the number of shares that will be available for purchase at a price per share of $9.30.

32.   Please revise to disclose whether the shares being sold at a price per share of $9.30 are subject to the 1.5% dealer manager fee.

CB Richard Ellis Realty Trust Pro Forma Condensed Consolidated Financial Statements, page F-2

Note 2 – Adjustments to Pro Forma Condensed Consolidated Statement of Operations, page F-5

33.   Please tell us why you only included the interest expense for the Deerfield Commons note payable for the period from January 1, 2005 to June 20, 2005? It is noted that the note payable was obtained on November 29, 2005 and it appears from your disclosure that this adjustment does not take the period from June 21, 2005 to November 28, 2005 into consideration.

Financial Statements

General

34.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Note 3 – Summary of Significant Accounting Policies, page F-12

Purchase Accounting for Acquisition of Investments in Real Estate, page F-14

35.   We note that you have modified your accounting policy for above-market leases to include renewals in your amortization periods. Please provide us with the basis for your accounting treatment.

Note 7 – Concentrations, page F-20

36.   As previous requested, please include total cash flows from operating, investing and financing activities as determined under SFAS 95 for the tenant of the REMEC Corporate Campus for the periods presented.

Performance Tables, beginning on page A-1

Table III

37.   We note your response to comment 43. Please revise this section to note that the distributions exceeded cumulative period operations, sales, and refinancings for Strategic Partners II in 2003 and that the distributions represent a return of capital. Also, please revise your disclosure to note that all other current distributions which exceeded current period operations, sales, and refinancings were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed.

38.	On page A-4, you state that "Table III summarizes the operating results of the Prior Programs, the offerings of which have closed during the eight years ended December 31, 2005." Please revise to limit the period covered by Table III to the five years ended December 31, 2005. Refer to Instruction 1 to Table III of Industry Guide 5.

39.	As previously requested, please disclose if the funds present their assets at fair market value or historical cost.

Table V

40.	On page A-9, you state that "Table V presents summary information on the results of sales or disposals of properties from the Prior Programs during the five years ended December 31, 2005." Please revise to limit the period covered by Table V to the three years ended December 31, 2005. Refer to Instruction 1 to Table V of Industry Guide 5.

Part II

Item 33. Recent Sales of Unregistered Securities

41.	We note your statement that from July 2004 to October 2004 you sold 5,818,799 common shares at $10.00 subject to discount to accredited investors. Please revise to disclose the discounted amount in addition to the $9.70 discount to your sponsor and disclose the number of accredited investors to whom such sales were made.

42.	Please revise to include the aggregate amount of consideration received by the OP for the class A shares issued to CBRE REIT Holdings.

43.	Please revise to disclose the issuances of the Class B and Class C shares issued to CBRE REIT Holdings.

Item 37. Undertakings

44.	Please update your Item 512 undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Table VI, page II-6

45.	You state that "Table VI presents summary information on properties acquired by the Prior Programs having similar or identical investment objectives to those of CB Richard Ellis Realty Trust during the eight years ended December 31, 2005." Please revise to limit the period covered by Table VI to the three years ended December 31, 2005. Refer to Instruction 2 to Table VI of Industry Guide 5.

Exhibits

46. Please file a specimen stock certificate and any other instruments defining the rights of security holders. Refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1- Legal Opinion

47. In the first paragraph of your legal opinion, it states that the registration statement covers the offering of up to $1,050,000,000 common shares. However, the registration statement states that you are offering up to $2,000,000,000 common shares. Please revise as necessary.

Exhibit 8.1- Tax Opinion

48. Please explain to us the import of the last sentence in the second paragraph.   For example, tell us the impact on your opinion of a finding that the Trust's investment in a money market mutual fund was due to willful neglect. We may have further comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Accountant, at (202) 551-3469 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Robert E. King, Jr., Esq. (*via facsimile*)
        Clifford Chance US LLP